Renegotiations of Collective Bargaining Agreement

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) informs that, in addition to the information published on December 24th 2025 were it was stated that Unión Sindical Obrera (USO) had filled a complaint with the Ministry of Labor of the Collective Bargaining Agreement, the labor organizations Adeco, Sindispetrol, Asopetrogas, Asteco, Trasine, Asintrahc, Sintramen, Sup, and Utipec have started the renegotiation of their respective chapters of the Collective Bargaining Agreement executed with the Company, by filing a complaint with the Ministry of Labor, within the legally-established timeframe.

In accordance with the provisions of the Colombian Labor Code, parties to a collective bargaining agreement may request an amendment to such an agreement by filing a complaint with the Ministry of Labor.

Ecopetrol reaffirms its commitment to open, respectful, and constructive dialogue as a key foundation for reaching agreements that continue to strengthen the well-being of all workers and the country, as well as the joint development of sustainable and valuable solutions.

Bogota D.C., January 7th, 2026

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Diego Nicolas Lopez Reina (a)

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co